

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via E-mail
Dr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
30 East 76th Street, 6th Floor
New York, New York 10021

> **Re:** **Intellicell Biosciences, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed October 19, 2011**
> **File No. 333-49388**

Dear Dr. Victor:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment one of our letter dated September 7, 2011. In your response, we note that you did not provide a legal analysis as to whether the company was a shell company immediately prior to the consummation of the reported transaction. Please provide us with the requested analysis under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or revise your filing to include the information required by Item 5.06 of Form 8-K.

Strategy, page 8

2. Please tell us what consideration you have given to filing your agreements with Thomas Young and R. Craig Saunders as exhibits to your report.

Research and Development, page 10

3. We note your response to comment eight of our letter dated September 7, 2011. Please briefly explain the purposes of the four different studies you anticipate beginning by the end of 2011, and clarify whether you will conduct such studies on your own or with a partner. If you have a partner, please identify it.

Properties, page 14

4. We note your response to comment 10 of our letter dated September 7, 2011. Please revise your disclosure to discuss your processing center in New Orleans.

You may contact Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

Cc: Stephen A. Cohen, Esq.
       Sichenzia Ross Friedman Ference LLP